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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2001

BakBone Software Incorporated
(Registrant's name)

10145 Pacific Heights Boulevard, Suite 900 San Diego, CA 92121
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

BAKBONE SOFTWARE INCORPORATED

Date: November 30, 2001	By	/s/ KEITH RICKARD Title: President and Chief Executive Officer

BAKBONE SOFTWARE INCORPORATED

NOTICE OF A SUPPLEMENTAL MATTER TO BE
APPROVED BY WAY OF SHAREHOLDERS RESOLUTION
AT A MEETING OF HOLDERS OF COMMON SHARES TO
BE HELD OCTOBER 9, 2001

TO THE HOLDERS OF COMMON SHARES

    Notice is hereby given that, in addition to the matters addressed at the annual and special meeting of holders of common shares ("Common Shares") of BakBone Software Incorporated ("BakBone" or the "Company") to be held on September 24, 2001, the Company will be holding a supplemental meeting (the "Supplemental Meeting") at the offices of Burnet, Duckworth & Palmer LLP, Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, on October 9, 2001 at 10:00 a.m. (Calgary time), for the purposes of:

a.
considering and, if thought appropriate, passing an ordinary resolution approving the future issuance of Common Shares of the Company by way of private placement, which may be in excess of 25% of the issued and outstanding Common Shares of the Company, as more particularly described in the accompanying supplemental information circular (the "Supplemental Circular"); and

b.
to transact such further and other business as may properly come before the Supplemental Meeting or any adjournment or adjournments thereof.

The nature of the business to be transacted at the Supplemental Meeting are described in further detail in the accompanying Supplemental Circular. The record date for the determination of shareholders entitled to receive notice of and to vote at the Supplemental Meeting is August 10, 2001 (the "Record Date"). Shareholders of BakBone whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Supplemental Meeting, provided that, to the extent a shareholder transfers the ownership of any of such shareholder's shares after such date and the transferee of those shares establishes that the transferee owns the shares and requests, not later than 10 days before the Supplemental Meeting, to be included in the list of shareholders eligible to vote at the Supplemental Meeting, such transferee will be entitled to vote those shares at the Supplemental Meeting.

A shareholder may attend the Supplemental Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Supplemental Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Supplemental Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the Secretary of BakBone c/o CIBC Mellon Trust Company, Suite 600, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Supplemental Meeting or any adjournment thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of BakBone. Each shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder's behalf at the Supplemental Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a BakBone shareholder should be delivered by facsimile to the Trustee at (403) 264-2100.

DATED at San Diego, California this 10th day of September, 2001.

                      BY ORDER OF THE BOARD OF DIRECTORS

                      (signed) "Keith Rickard"
                      President and Chief Executive Officer

BAKBONE SOFTWARE INCORPORATED

SUPPLEMENTAL
MANAGEMENT PROXY CIRCULAR

for the Supplemental Meeting of Shareholders
to be Held on October 9, 2001

    This Information Circular is furnished in connection with the solicitation of proxies by the management of BakBone for use at Supplemental Meeting of Shareholders to be held at the offices of Burnet, Duckworth & Palmer LLP, Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta on October 9, 2001 at 10:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice unless otherwise stated, the information contained in this Supplemental Circular is given as at September 10, 2001.

INFORMATION INCORPORATED BY REFERENCE

As the enclosed materials form a supplement only to the Company's meeting materials set out in the management proxy circular dated August 9, 2001 (the "Information Circular") prepared for the annual and special meeting of shareholders to be held on September 24, 2001, this document incorporates by reference all of the information set forth in the Information Circular and, in particular, the reading matters set forth under the headings "General Proxy Information", "Information Concerning the Company", and "Interests of Insiders and Others in Material Transactions".

MATTERS TO BE ACTED UPON AT THE SUPPLEMENTAL MEETING

Advance Shareholder Approval for the Issuance of a Number of Shares by Private Placement that Exceeds 25% of the Company's Issued and Outstanding Share Capital

The Company from time to time investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year and expects some of them to be structured as private placements. Under the rules of The Toronto Stock Exchange (the "TSE"), the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e., issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSE 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSE 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

In particular, given current market conditions, management of the Company may wish to solicit private placement funds for working capital and the Company's operations. The Toronto Stock Exchange has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSE 25% Rule provided such private placements are completed within 12 months of the date such advance shareholder approval is given. Accordingly, the Company wishes to present to shareholders a proposal to proceed with additional private placements over the next twelve months in excess of the TSE 25% Rule.

The Company's issued and outstanding share capital is currently 41,760,922 Common Shares. Accordingly, the Company proposes that the maximum number of Common Shares which either would be issued or made subject to issuance under one or more private placements in the 12 month period commencing October 9, 2001 would not exceed 41,760,922. Common Shares in the aggregate, or 100% of the Company's issued and outstanding Common Shares.

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Any private placement proceeded with by the Company under the advance approval being sought at the meeting will be subject to the following additional restrictions:

a.
it must be substantially with parties at arms' length to the Company;

b.
it cannot materially effect the control of the Company;

c.
it must be completed within a 12 month period following the date the shareholder approval is given; and

d.
it must comply with the private placement pricing rules of the TSE, which currently require that the issued price per Common Shares must not be lower than the closing market price of the Common Shares on the TSE on the trading date prior to the date notice of the Private Placement is given to the TSE (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
$2.00 and above	15%

(for these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest price at which the securities are convertible by the holders thereof).

In any event, the TSE retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

In anticipating that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the Private Placements, that will exceed the TSE 25% Rule, the Company requests its shareholders pass an ordinary resolution in the following terms (the "Private Placement Resolution"):

  "BE IT RESOLVED THAT as an ordinary resolution that the issuance by the Company in one or more private placements during the 12 month period commencing October 9, 2001, of up to 41,760,922 Common Shares, as more particularly described in and subject to the restrictions described in the Company's Information Circular, is hereby approved."

In order to approve the ordinary resolution, a majority of the votes cast at the meeting must be voted in favour thereof. In the event that the resolution is not passed, the TSE will not approve any private placements that result in the issuance or possible issuance of the number of shares which exceed the 25% Rule, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds on favorable terms.

OTHER MATTERS

Management of BakBone knows of no amendment, variation or other matter to come before the Supplemental Meeting other than the matters referred to in the Notice accompanying the Supplemental Circular. However, if any other matter properly comes before the Supplemental Meeting, the forms of proxy furnished by BakBone will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

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CERTIFICATION

The contents and sending of these supplemental materials have been approved by the directors of BakBone.

Where information contained in this Supplemental Circular rests particularly within the knowledge of a person other than BakBone, BakBone has relied upon information furnished by such person.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, and constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the Shareholders.

DATED this 10th day of September, 2001.

BAKBONE SOFTWARE INCORPORATED

(signed) "Keith Rickard" Chief Executive Officer	(signed) "Harry Brayne" Chief Financial Officer

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SIGNATURES
NOTICE OF A SUPPLEMENTAL MATTER TO BE APPROVED BY WAY OF SHAREHOLDERS RESOLUTION AT A MEETING OF HOLDERS OF COMMON SHARES TO BE HELD OCTOBER 9, 2001
SUPPLEMENTAL MANAGEMENT PROXY CIRCULAR
INFORMATION INCORPORATED BY REFERENCE
MATTERS TO BE ACTED UPON AT THE SUPPLEMENTAL MEETING
OTHER MATTERS
CERTIFICATION